FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2007

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Av. Pte. R.S. Peña 777 – 8th Floor

1354 Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F       X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                          No       X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

YPF Sociedad Anónima

Item
1	Letter to the Buenos Aires Stock Exchange dated December 12, 2007 regarding a negotiable obligations issuance program to be proposed at the Regular and Special Shareholders Meeting of YPF S.A. to be held on January 8, 2008.

Buenos Aires, December 12, 2007

Messrs.

Buenos Aires Stock Exchange

Re: Negotiable obligations issuance program

By this letter we inform you, pursuant to the Regulations of the Buenos Aires Stock Exchange, that the Board of Directors of the Company considered and decided at its meeting of December 6, 2007, to propose at the next Regular and Special Shareholders’ Meeting, to be held on January 8, 2008, the approval of a negotiable obligations issuance program in the amount of US$ 1 billion.

Please find attached the relevant portion of the Board Minutes of December 6, 2007.

Very truly yours.

Walter Forwood
Chief Financial Officer, YPF S.A.

Minutes No. 276

In the City of Buenos Aires, on the 6th day of December, 2007, at the corporate offices at Avda. Pte. Roque Sáenz Peña 777, the Board of Directors of YPF Sociedad Anónima meets and is chaired by Mr. ANTONIO BRUFAU NIUBO. The meeting is also attended by the General Manager Mr. ANTONIO GOMIS SÁEZ and the Directors Messrs. ROBERTO BARATTA, JORGE BRITO, CARLOS BRUNO, CARLOS DE LA VEGA, EDUARDO ELSZTAIN, MIGUEL MADANES, FEDERICO MAÑERO, JAVIER MONZÓN, LUIS PAGANI and ALEJANDRO QUIROGA LÓPEZ and the members of the Statutory Audit Committee, Ms. SILVANA LAGROSA and Messrs. MARIO VÁZQUEZ and JUAN A. GELLY Y OBES.

In addition, it is hereby stated for record that Director Mr. José María Ranero Díaz, absent from the meeting, has delegated his vote to the Chairman, Mr Antonio Brufau, which is hereby noted.

At 10.30 a.m., as there is a quorum, the Chairman calls the meeting to order and says that, prior to considering the agenda, the meeting must deal with the following matter:

“Approval of miscellaneous items to be included in the agenda”.

The Chairman proposes to include the following items: (i) Proposed amendment to paragraph (vii) of subsection (f) of section 7 – “Transfers of Shares”— of the corporate By-Laws, to conform such paragraph to the Rules of the Comisión Nacional de Valores; (ii) calling of a Regular and Special Shareholders’ Meeting and setting of the Agenda, and (iii) “Poll by the Clarín newspaper on The 100 best companies in Argentina”. After an exchange of opinions, the Board of Directors resolves the following:

To include the following as items ten, eleven and twelve of the Agenda: 10) Proposed amendment to paragraph (vii) of subsection (f) of section 7 – “Transfers of Shares”— of the corporate By-Laws, to conform such paragraph to the Rules of the Comisión Nacional de Valores; 11) Calling of a Regular and Special Shareholders’ Meeting and setting of the Agenda; and 12) “Poll in the Clarín Newspaper on The 100 best companies in Argentina”.

... Next the meeting proceeds to consider THE NINTH ITEM IN THE AGENDA: “Negotiable obligations issuance program”.

The General Manager, Mr. Antonio Gomis Sáez, takes the floor to say that, as proposed by the Board at its meeting of March 10, 2005, the Regular and Special Shareholders’ Meeting No. 27 of April 19, 2005, approved a negotiable obligations issuance program, such obligations not being convertible into shares, in the amount of US$ 700 million, and delegated to the Board of Directors the determination of the terms, conditions and details of the issuance, including without limitation the classes, series, issue price, form and terms of payment, interest rate, maturities, restrictions, issuance dates and specific use of proceeds so obtained for one or more of such purposes, with the Board of Directors having the power to sub-delegate such powers to one or more members thereof or to one or more attorneys-in-fact of the Company.

Mr. Gomis Sáez continues on to report that, as provided under section 9 of Law 23,576 on Negotiable Obligations, the delegated powers shall be exercised within two years of the Shareholders’ Meeting. After such time, the decision of the Shareholders’ Meeting shall cease to have effect with respect to the amount not issued.

Mr. Gomis Sáez informs that he considers it advisable that the Company be able to issue negotiable obligations that enable it to make new investments, refinance liabilities and increase working capital. Mr. Gomis Sáez continues on to say that, for this reason, he proposes the approval of a negotiable obligations issuance program by the next Shareholders’ Meeting. After an exchange of opinions, THE BOARD RESOLVES THE FOLLOWING:

To propose to the next Shareholders’ Meeting that it approve the creation of a negotiable obligations issuance program, such obligations not being convertible into shares, with or without guarantee, subordinated or not, for up to a revolving outstanding amount of US$ 1 billion (one billion United States Dollars) or its equivalent in other currencies, or such smaller amount that the Board of Directors may determine, through a public offering and eventually, if so decided by the Board of Directors, without limitation, listed on the Buenos Aires Stock Exchange and traded in the Mercado Abierto Electrónico market under General Resolution No. 470/04 and any applicable regulations of the Comisión Nacional de Valores of the Republic of Argentina, with the following characteristics: a) up to the maximum term permitted under the Rules of the Comisión Nacional de Valores; b) issuance or re-issuance of one or more classes and/or one or more series; c) a revolving amount of US$ 1 billion (one billion United States Dollars) or its equivalent in other currencies, or such smaller amount that the Board of Directors may determine, shall be the maximum outstanding amount during the term of the program; d) proceeds shall be used -as provided by each class of negotiable obligations- in the manner prescribed under section 36 of Law No. 23,576 on Negotiable Obligations, as amended, including without limitation for the purpose of making investments in tangible assets within the Republic of Argentina, refinancing liabilities, increasing working capital within Argentina or in order to make capital contributions to any controlled companies or affiliates of YPF Sociedad Anónima, to be used for the purposes specified above; and e) the obligations may be issued with or without guarantee and may be subordinated or not; for such purposes the Board of Directors shall have the broadest powers; specifically, but without limitation, to determine the terms, conditions and details of the program’s issuances, of the series and/or classes, currency, issue price, form and terms of payment, interest rate, principal payment schedule, maturities, restrictions, issuance dates, inclusion of any subordination clauses and specific uses of proceeds so obtained for one or more of the above purposes, and the Board of Directors may sub-delegate such powers to one or more of its members or one or more attorneys-in-fact of the Company, including for the drafting and execution of the program information prospectus, any information prospectus supplements related to the different series, and any other documents associated with the issuance of the negotiable obligations. Likewise, to empower the Board of Directors to grant the corporate authorizations to the empowered representatives of the Company, and such other persons as the Board of Directors may determine (including without limitation any Company officers), to oversee: (i) the authorization of the program and any series issued thereunder by the Comisión Nacional de Valores; (ii) if so decided by the Board of Directors, the authorization to list on one or more stock exchanges, including without limitation the Buenos Aires Stock Exchange, and to trade in the Mercado Abierto Electrónico market; (iii) the submission of global certificates of each series and any other dealings with the Caja de Valores S.A.; (iv) any submissions to and any other dealings necessary with the Daily Gazette, in order to publish the notices prescribed by law in the Daily Gazette and register the notice of issuance of the negotiable obligations with the Public Commerce Register (General Board of Corporations), with the broadest powers; (v) any submissions to the Superintendency of Retirement and Pension Fund Administrators; all the above with the broadest powers, including the power to accept any amendments to the general conditions of the program or to those conditions specified in the information prospectus supplement for each series, pursuant to any comments made by the Comisión Nacional de Valores and eventually by the Buenos Aires Stock Exchange and any other of the institutions and agencies mentioned above, to sign the information prospectus of the program and information prospectus supplement of each series, and to prepare, sign and publish the notice prescribed by law and register the issuance with the Public Commerce Register, with the broadest powers; and (vii) any necessary submissions to and dealings with the Securities and Exchange Commission of the United States and any international markets, as the case may be.

…Finally, the members of the Supervisory Committee state for record that the decisions of the Board have been made in a proper manner.

Next, the Chairman proposes to postpone the meeting so that the minutes thereof can be prepared, which is approved by unanimous vote. At 12:50 p.m. the meeting continues with attendance by the persons named at the beginning hereof, and the minutes of the meeting are read out aloud. Upon completion thereof, and absent any objection, the minutes are approved by unanimous vote and executed by the attending parties. As there are no further matters to be dealt with, the meeting is called to an end at 1:20 p.m.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: December 20, 2007	By:	/s/ Walter Cristian Forwood
	Name:	Walter Cristian Forwood
	Title:	Chief Financial Officer